Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 26, 2015

Relating to Preliminary Prospectus issued January 20, 2015

Registration Statement No. 333-201212

Infraredx, Inc.

Update to Preliminary Prospectus issued January 20, 2015

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated January 26, 2015, included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-201212) of Infraredx, Inc. (the “Registration Statement”), as filed with the Securities and Exchange Commission on January 26, 2015, and to provide you with a hyperlink to the current version of the Registration Statement including the revised preliminary prospectus. This free writing prospectus relates only to the initial public offering of shares of common stock, par value $0.01 per share, of Infraredx, Inc.

This free writing prospectus should be read together with the most recent preliminary prospectus (“Preliminary Prospectus”), included in the Registration Statement, and specifically in conjunction with the disclosure therein under the captions “Risk Factors,” “Business—Distribution Agreement with Nipro Corporation,” “Certain Relationships and Related Party Transactions—Distribution Agreement with Nipro Corporation” and, with respect to the discussion of forward-looking statements included therein, under the caption “Special Note Regarding Forward-Looking Statements.”

A copy of the most recent Preliminary Prospectus, as included in Amendment No.  5 to the Registration Statement, can be accessed through the following link (or if such address has changed, by reviewing our filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1111406/000119312515020463/d815446ds1a.htm .

References to “we” and “our” are used in the manner described in the Preliminary Prospectus. The following information amends and restates the information contained in the Preliminary Prospectus under the captions “Business—Distribution Agreement with Nipro Corporation” and “Certain Relationships and Related Party Transactions—Distribution Agreement with Nipro Corporation.” References to page numbers herein refer to the page number of the Preliminary Prospectus.

Page 91 of the Preliminary Prospectus

In March 2012, we entered into a distribution agreement with Nipro that expires in August 2019, pursuant to which we granted Nipro the exclusive right to promote, sell, market and distribute our TVC Imaging System in Japan. Pursuant to the agreement, (1) Nipro paid us a $2.5 million fee, which we are obligated to return to Nipro upon the occurrence of certain events specified in the agreement, including if we undergo a change of control that results in termination of the agreement, if we become insolvent, or if we withdraw our product from the Japanese market, (2) Nipro is obligated to pay us an additional $2.5 million fee, subject to return upon the occurrence of the same circumstances described above; provided, that if we enter into our contemplated amended and restated distribution agreement with Nipro, which is described below, the consideration payable under that agreement would relieve Nipro of its obligation to pay us such additional $2.5 million fee and (3) Nipro is obligated to purchase minimum volumes of our product at pre-determined prices, which are subject to renegotiation upon the occurrence of certain events specified in the agreement. The minimum contractual volume requirements became effective in August 2014 and apply to each of the five year periods from that date through August 2019. If Nipro purchases its minimum contractual volumes, we would receive consideration of approximately $0.9 million, $5.9 million, $9.0 million, $12.8 million and $16.6 million, respectively, from Nipro in each of the five periods. Nipro is responsible for obtaining marketing authorization for the TVC System with Japan’s PMDA. Additionally, Nipro is responsible for all sales, marketing and promotion of the TVC System in Japan. The agreement automatically renews for subsequent one year periods, subject to agreement between us and Nipro as to the minimum volumes for the subsequent terms or, if Nipro desires to renew the agreement but we are unable to agree on minimum volumes, at minimum volumes calculated pursuant to a formula contained in the agreement. Pursuant to the agreement, we have also granted

Nipro a right of first refusal to act as our Japanese distributor with respect to any new products that we may introduce in Japan based on the technology used in our current product. The agreement is terminable by us under a number of circumstances, including, but not limited to, in the event that Nipro fails to meet the minimum volume requirements, becomes insolvent, becomes disqualified from selling or importing our product, or upon a change of control of Nipro. The agreement is terminable by Nipro in the event that we undergo a change of control and is terminable by either party upon material breach of the terms of the agreement by the other party, with the termination rights contained in the agreement generally being subject to notice and/or opportunity to cure. As of January 23, 2015, Nipro had paid us an aggregate of $2.9 million in fees under the distribution agreement.

Page 127 of the Preliminary Prospectus

In March 2012, we entered into a distribution agreement with Nipro that expires in August 2019, pursuant to which we granted Nipro the exclusive right to promote, sell, market and distribute our TVC Imaging System in Japan. Pursuant to the agreement, (1) Nipro paid us a $2.5 million fee, which we are obligated to return to Nipro upon the occurrence of certain events specified in the agreement, including if we undergo a change of control that results in termination of the agreement, if we become insolvent, or if we withdraw our product from the Japanese market, (2) Nipro is obligated to pay us an additional $2.5 million fee, subject to return upon the occurrence of the same circumstances described above; provided, that if we enter into our contemplated amended and restated distribution agreement with Nipro, which is described below, the consideration payable under that agreement would relieve Nipro of its obligation to pay us such additional $2.5 million fee and (3) Nipro is obligated to purchase minimum volumes of our product at pre-determined prices, which are subject to renegotiation upon the occurrence of certain events specified in the agreement. The minimum contractual volume requirements became effective in August 2014 and apply to each of the five year periods from that date through August 2019. If Nipro purchases its minimum contractual volumes, we would receive consideration of approximately $0.9 million, $5.9 million, $9.0 million, $12.8 million and $16.6 million, respectively, from Nipro in each of the five periods. Nipro is responsible for obtaining marketing authorization for the TVC System with Japan’s PMDA. Additionally, Nipro is responsible for all sales, marketing and promotion of the TVC System in Japan. The agreement automatically renews for subsequent one year periods, subject to agreement between us and Nipro as to the minimum volumes for the subsequent terms or, if Nipro desires to renew the agreement but we are unable to agree on minimum volumes, at minimum volumes calculated pursuant to a formula contained in the agreement. Pursuant to the agreement, we have also granted Nipro a right of first refusal to act as our Japanese distributor with respect to any new products that we may introduce in Japan based on the technology used in our current product. The agreement is terminable by us under a number of circumstances, including, but not limited to, in the event that Nipro fails to meet the minimum volume requirements, becomes insolvent, becomes disqualified from selling or importing our product, or upon a change of control of Nipro. The agreement is terminable by Nipro in the event that we undergo a change of control and is terminable by either party upon material breach of the terms of the agreement by the other party, with the termination rights contained in the agreement generally being subject to notice and/or opportunity to cure. As of January 23, 2015, Nipro had paid us an aggregate of $2.9 million in fees under the distribution agreement.

We have filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from RBC Capital Markets, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281, or by phone at (877) 822-4089 or by emailing equityprospectus@rbccm.com; Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110, or by phone at (617) 371-3900, or by emailing prospectus@canaccordgenuity.com; or BMO Capital Markets Corp., at BMO Capital Markets Corp., Attention: Prospectus Department, 3 Times Square, 27th Floor, New York, NY 10036; or by phone at (800) 414-3627 or by emailing bmoprospectus@bmo.com.